SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                             PARTY CITY CORPORATION
                             ----------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    702145103
                                    ---------
                                 (CUSIP Number)

                            Andrew P. Swary, Esquire
                     Wolf, Block, Schorr and Solis-Cohen LLP
                                 250 Park Avenue
                               New York, NY  10177
                                 (212) 986-1116
             ------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 20, 2004
              ----------------------------------------------------
             (Date of Event that Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box: [_]

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1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

          Jack Futterman
---------------------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                                                     (a)  [_]
                                                                                     (b)  [_]
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3.   SEC USE ONLY
---------------------------------------------------------------------------------------------

4.   SOURCE OF FUNDS:

          N/A
---------------------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e):

                                                                                          [_]
---------------------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

          United States
---------------------------------------------------------------------------------------------

  NUMBER OF               7.  SOLE VOTING POWER
   SHARES                          271,500 shares of common stock
BENEFICIALLY             --------------------------------------------------------------------
  OWNED BY                8.  SHARED VOTING POWER
    EACH                           -0- Shares
 REPORTING               --------------------------------------------------------------------
  PERSON                  9.  SOLE DISPOSITIVE POWER
   WITH                            271,500 shares of common stock
                         --------------------------------------------------------------------
                         10.  SHARED DISPOSITIVE POWER
                                   -0- Shares
---------------------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,007,500 shares of common stock (See Item 5)
---------------------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                                          [_]
---------------------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.68%
---------------------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON

          IN
---------------------------------------------------------------------------------------------

     This Amendment No. 3 to Schedule 13D (this "Amendment") is being filed on behalf of Jack Futterman (the "Reporting Person") to amend the Schedule 13D filed with the Securities and Exchange Commission on June 17, 1999 (as amended, the "Original Schedule 13D" and, collectively with this Amendment, the "Schedule 13D"). This Schedule 13D relates to the common stock, par value $.01 per share (the "Company Common Stock"), of Party City Corporation, a Delaware corporation (the "Company"). Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

ITEM 4.   PURPOSE OF TRANSACTION.

     The information in Item 4 of the Original Schedule 13D is hereby amended by adding the following paragraph to the end thereof:

     "The Reporting Person has acquired the Mandell Option for investment purposes. If the Reporting Person believes that further investment in the Company is attractive, whether because of the market price of the Company's securities or otherwise, the Reporting Person may acquire additional securities of the Company. Similarly, the Reporting Person, subject to applicable law and depending upon market and other factors, may from time to time determine to dispose of some or all of the Company Common Stock that he owns."

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     The information in Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) The Reporting Person beneficially owns 1,007,500 shares of Company Common Stock, of which 270,000 shares of Company Common Stock are owned by the Reporting Person outright, 1,500 shares of Company Common Stock are held by the Futterman Trust (of which the Reporting Person is the investment advisor), 700,000 shares of Company Common Stock are owned by Mr. Mandell and subject to the Mandell Option and 36,000 shares of Company Common Stock are subject to the Company Options, representing, in the aggregate (assuming the full exercise of the Outstanding Options), 5.68% of the total outstanding class of Company Common Stock (based upon 17,726,849 issued and outstanding shares of Company Common
Stock as of February 2, 2004 as reported on a Form 10-Q for the quarter ended December 27, 2003 filed on February 10, 2004 with the Securities and Exchange Commission.

     (b) The Reporting Person has the sole power to vote and dispose of only 271,500 shares of the 1,007,500 shares of Company Common Stock that are reported as beneficially owned by the Reporting Person in this Schedule 13D. To the knowledge of the Reporting Person, Mr. Mandell has the power to vote the remaining 700,000 shares of Company Common Stock (which are subject to the Mandell Option) that are reported as beneficially owned by the Reporting Person in this Schedule 13D.

     (c) On February 20, 2004, the Reporting Person sold 30,000 shares of Company Common Stock in an open market transaction at a price of $14.75 per share. Except for the transaction described in this Item 5 of this Schedule 13D, during the last sixty (60) days there were no transactions effected by the Reporting Person with respect to the Company Common Stock.

     (d) Unless and until the Reporting Person exercises the Mandell Option with respect to the remaining 700,000 shares of Company Common Stock subject to such Mandell Option, Mr. Mandell has the right to receive all dividends with respect to such 700,000 shares of Company Common Stock. Except as set forth in this Item 5, no person other than each respective record owner referred to in this Schedule 13D of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e)  N/A.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 24, 2004

JACK FUTTERMAN

By:  /s/    Jack Futterman
     ---------------------
     Name:  Jack Futterman

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